                             EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation of the Company's Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") for the periods indicated.

                           Summary Compensation Table

                                                                                    Long-Term
                                                                                  Compensation
                                                                                     Awards
                                                  Annual Compensation             -------------
                                       ----------------------------------------    Securities
                                                                  Other Annual     Underlying       All Other
 Name and Principal Position   Year    Salary($)     Bonus($)    Compensation($)   Options(#)    Compensation($)
-----------------------------  ---     ---------     --------    ---------------  -------------  ---------------
Stelios B. Papadopoulos(1)     1997    $244,212      $ 40,000       $     --             --         $  2,970
  Chief Executive Officer and  1996     228,846        45,000             --         40,000            2,970
   President                   1995     204,327            --        162,640             --            2,112
Douglas J. Greenwold(2)        1997     124,838        35,000             --             --            3,773
  Vice President, Sales and    1996     118,923        30,000             --         20,000            3,495
  Marketing                    1995     115,000            --             --             --            3,352
John T. Snow(3)                1997     118,069        35,000          1,953             --            3,885
  Vice President, New          1996     112,019        30,000             --         20,000            3,619
  Business Development         1995     110,021            --             --             --            3,804
James G. Stewart(4)            1997     162,808        40,000             --             --            7,462
  Vice President,              1996     152,788        35,000             --         25,000            7,462
  Administration, Chief        1995      80,865            --         21,518         47,317           45,471
  Financial Officer and
  Secretary
Ben Matzilevich(5)             1997     133,827        15,000         10,800             --              485
  Vice President, Market       1996     126,308        35,000             --         25,000              345
  Development-- Niche          1995      87,692            --             --         23,659               --
  Applications

------------

(1) "Other Annual Compensation" in 1995 represents forgiveness of principal and interest related to a note receivable from Mr. Papadopoulos in connection with his purchase of capital stock of the Company pursuant to his employment agreement. "All Other Compensation" includes $1,098, $1,098 and $1,098 in premiums for personal beneficiary life insurance in excess of non-taxable group limits, and $1,872, $1,872 and $1,014 of Company matching 401(k) contributions in 1997, 1996 and 1995, respectively.

(2) "All Other Compensation" includes $923, $753 and $580 in premiums for personal beneficiary life insurance in excess of nontaxable group limits and $2,850, $2,743 and $2,772 of Company matching 401(k) contributions in 1997, 1996 and 1995, respectively.

(3) "Other Annual Compensation" in 1997 represents forgiveness of interest related to a note receivable from Dr. Snow. "All Other Compensation" includes $1,035, $1,035 and $1,035 in premiums for personal beneficiary life insurance in excess of non-taxable group limits and $2,850, $2,584 and $2,769 of Company matching 401(k) contributions in 1997, 1996 and 1995, respectively.

(4) Joined the Company in June 1995. "Other Annual Compensation" in 1995 represents tax reimbursement payments related to relocation. "All Other Compensation" includes $39,231 relocation expense reim-bursement in 1995, $4,612, $4,612 and $4,680 of premiums for personal beneficiary life insurance in excess of non-taxable group limits and $2,850, $2,850 and $1,560 of Company matching 401(k) contributions in 1997, 1996 and 1995, respectively.

(5) Joined the Company in April 1995. "Other Annual Compensation" in 1997 represents forgiveness of interest related to a note receivable from Mr. Matzilevich. See "Certain Transactions." "All Other Compensation" represents premiums for personal beneficiary life insurance in excess of non-taxable group limits.

    No stock options were granted to the Named Executive Officers in 1997. Therefore, the Company has omitted the "Option Grants During Year Ended December 31, 1997" table.


      Aggregated 1997 Option Exercises and Fiscal Year-End Option Values

                                                        Number of Securities           Value of Unexercised
                            Shares                      Underlying Options as         In-the-Money Options at
                          Acquired on                    December 31, 1997(#)          December 31, 1997($)(1)
                           Exercise      Value       ------------------------------ ---------------------------
         Name                 (#)      Realized($)   Exercisable   Unexercisable    Exercisable    Unexercisable
         ----            ------------ -------------  -----------   -------------    -----------    --------------
Stelios B. Papadopoulos    110,249    $ 1,676,336       8,000         32,000        $  200,000       $ 800,000
Douglas J. Greenwold..          --             --      41,856         25,461         1,046,400         636,525
John T. Snow..........       6,624        104,858       4,000         16,000           100,000         400,000
James G. Stewart......      28,391        697,851       5,000         38,926           125,000         973,150
Ben Matzilevich.......       9,464        223,161       5,000         34,195           125,000         854,875

------------

(1) Based on a value of $25.00 per share, the closing price for the Common Stock on December 31, 1997.

Employment Agreements

    The Company has employment agreements with Messrs. Papadopoulos and Matzilevich. Mr. Papadopoulos' employment agreement provides for his employment at an annual base salary determined by the Board of Directors (currently $250,000) and that the Board of Directors will review his compensation at least once each year and award such bonuses and effect such increases in base salary as the Board of Directors, in its sole discretion, determines are merited, based upon his performance and consistent with the Company's compensation policies. Mr. Matzilevich's employment agreement provides for his employment at an annual base salary determined by the Board of Directors (currently $140,000), and that in addition to any annual adjustment made to his salary, he is eligible for a bonus up to 35% of base salary, based on the achievement of certain agreed-upon objectives. In addition, both of these executives may participate in such fringe benefits as are generally provided to the Company's executives.

    Unless terminated earlier in accordance with their respective terms, Mr. Papadopoulos' employment agreement terminates on January 4, 2000, and Mr. Matzilevich's employment agreement terminates on April 3, 2000. In addition, each of these agreements provides that the Company and the executive will, not later than 90 days prior to the termination thereof, begin to negotiate in good faith the terms of any extension of the employment agreement.

    If Mr. Papadopoulos' employment is terminated without cause, if there is a material change in his duties, or if the Company does not offer to continue his employment with the Company after the agreement's expiration at a base salary at least equal to his then most recent salary, Mr. Papadopoulos will be entitled to receive severance payments equal to his base salary payable for the 12-month period from the date of such termination. The employment agreement with Mr. Papadopoulos also provides that if, within 90 days of a Change of Control of the Company (as defined below), Mr. Papadopoulos resigns from the Company, he will be entitled to receive severance payments equal to his base salary payable over the 12-month period following such resignation. In addition, Mr. Papadopoulos' employment agreement provides that upon any such termination, any options to purchase Common Stock then held by him will become exercisable to the full extent that they would otherwise have become exercisable on January 4, 2000, without regard to certain restrictions or deferrals of the right to exercise such options.

    Under Mr. Matzilevich's employment agreement, if Mr. Matzilevich's employment is terminated other than for cause and such termination is not within 90 days of a Change of Control of the Company, Mr. Matzilevich will be entitled to receive severance payments equal to the compensation due under his employment agreement for the remainder of its term. If such termination without cause is within 90 days of a Change of Control of the Company, Mr. Matzilevich will be entitled to receive severance payments equal to the greater of (i) the compensation due under his employment agreement for the remainder of its term or
(ii) his base salary payable over the 12-month period following such termination. If, within 90 days of a Change of Control of the Company, Mr. Matzilevich resigns from the Company, he will be entitled to receive severance payments equal to his base salary payable over the 12-month period following such resignation.

    The Company has entered into agreements with each of Messrs. Stewart and Greenwold and Dr. Snow providing for severance pay in the event of termination of the executive's employment other than for cause or if, within 90 days of a Change of Control of the Company, the executive's employment is terminated by the Company other than for cause or the executive resigns. Upon termination of employment within 90 days of a Change of Control, the executive will be eligible to receive severance payments equal to his base salary payable over the 12-month period following such termination. If the executive's employment is otherwise terminated by the Company other than for cause, he will be eligible to receive severance payments equal to his base salary payable over the six-month period following such termination.

    "Change of Control" is defined in the employment and severance agreements discussed above, and in the agreements governing outstanding stock options, as
(i) an acquisition (other than directly from the Company) by an individual, entity or a group (excluding the Company, an employee benefit plan of the Company or E.M. Warburg, Pincus & Co., LLC or its affiliates) of 50% or more of the Company's Common Stock, or voting securities; (ii) a change in a majority of the Company's current Board of Directors (the "Incumbent Board") (excluding any persons approved by a vote of at least a majority of the Incumbent Board or persons elected with the concurrence of a majority of the Incumbent Board); or
(iii) the consummation of a complete liquidation or dissolution of the Company or a merger, consolidation or sale of all or substantially all of the Company's assets (collectively, a "Business Combination") other than a Business Combination in which all or substantially all of the Company's stockholders receive 50% or more of the stock of the Company resulting from the Business Combination, at least a majority of the board of directors of the resulting corporation were members of the Incumbent Board, and after which no person owns 50% or more of the stock of the resulting corporation, who did not own such stock immediately before the Business Combination.

     The Company maintains $1.0 million of key man life insurance on the lives of Messrs. Papadopoulos and Matzilevich and Dr. Snow, naming the Company as beneficiary.

     Messrs. Stewart and Greenwold and Dr. Snow are eligible for incentive bonuses up to approximately 35% of their base salaries, based on the achievement of certain agreed-upon objectives.

Meetings of the Board of Directors

    The Board of Directors met six times during 1997. During 1997, each of the directors during such period attended at least 75% of all meetings of the Board of Directors and of each committee on which such director served as a member, except for Dr. Lerner who attended 50% of all meetings of the Board of Directors.

Committees of the Board of Directors

    The Company has, as standing committees, an Audit Committee, a Stock Option Committee and a Compensation Committee. The Company does not have a Nominating Committee.

     Compensation Committee. Messrs. Landy and McGill are the members of the Compensation Committee. The Compensation Committee provides recommendations to the Board of Directors concerning salaries and incentive compensation for the Company's officers and administers the Company's benefit plans, other than the Stock Option Plan. The Compensation Committee met two times in 1997.

    Audit Committee. Messrs. Lewis and McGill are the members of the Audit Committee. The Audit Committee recommends to the Board of Directors the engagement of the Company's independent public accountants and reviews the scope and results of their audits and other services. The Audit Committee meets with management and with the independent public accountants to review matters relating to the quality of the Company's financial reporting and internal accounting controls, including the nature, extent and results of the audits, proposed changes to the Company's accounting principles and otherwise maintains communications between the independent public accountants and the Board of Directors. The Audit Committee met two times in 1997.

     Stock Option Committee. Messrs. Landy and McGill are the members of the Stock Option Committee. The Stock Option Committee determines grants under and otherwise administers the Company's Stock Option Plan. The Stock Option Committee met three times in 1997.

Compensation of Directors

    Directors, other than Warburg's nominees, are reimbursed for expenses incurred in attending meetings of the Board of Directors. In addition, directors, other than those directors who are also employees of the Company or Warburg's nominees, are paid $1,500 for each Board of Directors meeting attended. Prior to February 1997, such directors were paid $500 for each Board of Directors meeting attended. At the time that Mr. McGill joined the Board of Directors, he was granted options to purchase 11,829 shares of Common Stock at an exercise price of $3.38 per share. Additionally, under an agreement with the Company, Mr. McGill from time to time provides certain consulting services for which he is compensated at the rate of $1,000 per day. During 1997, no consulting fees were paid by the Company to Mr. McGill. At the time that Dr. Lerner joined the Board of Directors, he was granted options to purchase 25,000 shares of Common Stock at an exercise price of $14.50 per share.

Compensation Committee Report on Executive Compensation

    Compensation Philosophy. The Compensation Committee generally follows several guidelines to arrive at its recommendations to the Board of Directors concerning the compensation of the Company's executive officers. The Company's executive compensation program is designed to (i) attract and retain executive officers who contribute to the long-term success of the Company, (ii) motivate executive officers to achieve strategic business objectives and reward them for their achievement, and (iii) fairly compensate executive officers based on their corporate and individual performance and responsibilities.

    To date, the primary elements of the Company's compensation program for its executive officers have been (i) an annual compensation component consisting of base salary and bonus, and (ii) a long-term compensation component consisting of stock options granted under the Stock Option Plan.

    Annual Compensation. The Compensation Committee has generally targeted annual salary and bonus levels to be competitive with those paid to executives at other companies that have similar operating dynamics. Base salaries are determined by evaluating the responsibilities associated with the position being evaluated and the individual's overall level of experience. Annual salary adjustments are determined by giving consideration to the Company's performance and the individual's contribution to that performance.

    With the exception of Mr. Papadopoulos, each of the executive officers' annual bonus is determined based on the achievement of certain agreed-upon objectives. In determining these objectives, the Compensation Committee considers the Company's performance and the individual's contribution to that performance. Corporate performance is measured by various quantitative and qualitative factors. However, the Compensation Committee believes that, in accordance with its exercise of sound business judgment, the determination of annual salary and bonus levels is inherently subjective and must include a review of all relevant information, with no predetermined weight given to any of the factors considered.

    Messrs. Papadopoulos and Matzilevich are the only executive officers currently under employment agreements. These agreements provide that their annual base salaries will be determined annually by the Board of Directors. The annual base salaries for Messrs. Stewart and Greenwold and Dr. Snow were, and future salary increases will be, based on the considerations noted above.

    Long-Term Compensation. In order to align stockholder and executive officer interests, the long-term component of the Company's executive compensation program utilizes stock option awards whose value is directly related to the value of the Common Stock. The Compensation Committee makes recommendations to the Stock Option Committee concerning awards to executive officers. These stock options are granted by the Stock Option Committee pursuant to the Stock Option Plan. Individuals to whom stock options awards are to be granted and the amount of Common Stock related to such awards are determined solely at the discretion of the Stock Option Committee. Because individual stock option award levels will be based on a subjective evaluation of each individual's overall past and expected future contribution, no specific formula is used to determine such awards for any executive.

    Chief Executive Officer Compensation for 1997. Under the terms of the employment agreement with Mr. Papadopoulos, the Board of Directors reviews Mr. Papadopoulos' compensation at least once each year, and will award such bonuses and effect such increases in base salary as it shall determine. The determination by the Board of Directors with respect to Mr. Papadopoulos' compensation for 1997 was based on the considerations noted above.

    Section 162(m) of the Code. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the deductibility of annual compensation payable to a publicly held company's Chief Executive Officer and four next most highly compensated officers to $1 million. Compensation attributed to the exercise of stock options granted prior to a company's initial public offering, as well as certain "performance-based compensation," is exempt from the deduction limits. To date, no compensation paid to the Company's executive officers has been affected by the deduction limits, including compensation attributable to the exercise of options. Although the Compensation Committee has no present intention to pay compensation in excess of the deduction limits, it reserves the ability to do so if it determines that such payments are in the best interests of the Company.

                              COMPENSATION COMMITTEE
                              Joseph P. Landy
                              Robert E. McGill, III (appointed in February 1997)

Comparative Stock Price Performance Graph

    The graph below compares the total cumulative return of a $100 investment in the Common Stock during the period from October 2, 1996 (the date trading of the Common Stock commenced) to December 31, 1997, to the performance of the same amount invested in the Nasdaq Total Return Index and the AMEX Biotechnology Index during such period. The AMEX Biotechnology Index is an equal-dollar weighted index of 15 mid-cap and large-cap biotechnology companies. The graph assumes that dividends were reinvested.

                        Comparison of Total Return Among
                              CN Biosciences, Inc.,
                            Nasdaq Total Return Index
                                       and
                            AMEX Biotechnology Index

                               [PERFORMANCE GRAPH]

                                                                                    AMEX
                   Measurement Period                           Nasdaq Total   Biotechnology
                 (Fiscal Year Covered)   CN Biosciences, Inc.   Return Index       Index
                 ---------------------   --------------------  -------------   --------------
                         10/2/96                100.00             100.00          100.00
                        12/31/96                137.38             104.05          103.69
                        12/31/97                186.92             127.28          116.71



Compensation Committee Interlocks and Insider Participation

    No officer or employee of the Company currently serves as a member of the Compensation Committee. Mr. Landy, a current member of the Compensation Committee, and Frederick L. Bryant, a former director and former member of the Compensation Committee, served on the Compensation Committee in 1997. Messrs. Landy and Bryant have in the past served as officers of the Company. Mr. Landy may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the securities of the Company beneficially owned by Warburg. Frederick L. Bryant served as a director of the Company and as a member of the Compensation and Stock Option Committees until his resignation from the Board of Directors in February 1997. Mr. Bryant served on the Board of Directors as a nominee of ABS MB (C-N) Limited Partnership ("ABS"), a former significant stockholder of the Company. Mr. Bryant may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act), in an indeterminate portion of the securities of the Company formerly beneficially owned by ABS.

    Warburg currently has the following rights with respect to the nomination and election of directors to the Company's Board of Directors: for so long as Warburg owns beneficially at least 20% of the outstanding shares of Common Stock, the Company will nominate and use reasonable efforts to have two individuals designated by Warburg and reasonably acceptable to the Company elected to the Company's Board of Directors, and from the date that Warburg owns beneficially less than 20% of the outstanding shares of Common Stock but for so long as it owns beneficially at least 10% of the outstanding shares of Common Stock, the Company will nominate and use reasonable efforts to have one individual designated by Warburg and reasonably acceptable to the Company elected to the Company's Board of Directors.

    ABS formerly had the following rights with respect to the nomination and election of directors to the Company's Board of Directors: for so long as ABS owned beneficially at least 10% of the outstanding shares of Common Stock, the Company was obligated to nominate and use reasonable efforts to have one individual designated by ABS and reasonably acceptable to the Company elected to the Company's Board of Directors. As of April 7, 1997, ABS beneficially owned no shares of Common Stock, and therefore no longer has a nomination and election right.

Certain Transactions

    The following is a summary of certain transactions among the Company and its directors, executive officers and principal stockholders:

Conversion of Series A Convertible Preferred Stock and Exchange of Series B Preferred Stock

    Upon the consummation of the initial public offering of the Company's Common Stock in October 1996, Warburg converted its 4,001 shares of Series A Convertible Preferred Stock into 788,814 shares of Class A Common Stock. Thereafter, Warburg made the requisite certification required under the Company's Certificate of Incorporation regarding its share ownership to the Company and converted such shares of Class A Common Stock into 788,814 shares of Common Stock.

    Pursuant to an agreement among the Company, Warburg, ABS, Mr. Papadopoulos and Dr. Snow (the "Conversion and Exchange Agreement"), upon the consummation of the initial public offering of the Company's Common Stock, each share of Series B Preferred Stock was exchanged for the number of shares of Common Stock that equalled the liquidation preference of a share of Series B Preferred Stock ($100) divided by the initial public offering price of the Common Stock ($12.50). As a result, all of the shares of Series B Preferred Stock were exchanged for an aggregate of 1,435,424 shares of Common Stock. Warburg, ABS, Mr. Papadopoulos and Dr. Snow were the holders of the Series B Preferred Stock, holding 124,023 shares, 50,356 shares, 4,377 shares and 672 shares, respectively and, accordingly, were issued 992,184, 402,848, 35,016 and 5,376 shares of Common Stock, respectively, upon such exchange.

    The Company granted certain registration rights to the holders of the Series A Convertible Preferred Stock and Series B Preferred Stock with respect to the shares of Common Stock issuable upon conversion or exchange, as applicable. Additionally, the Company granted Warburg and ABS certain rights to nominate directors as long as they continue to own specified percentages of the outstanding shares of Common Stock as discussed above in "Compensation Committee Interlocks and Insider Participation."

Acquisition of the Company; Rights of Warburg and ABS

    In March 1992, the Company acquired all of the issued and outstanding capital stock, together with certain bank and intercompany indebtedness, of the Company's subsidiaries from Biodor Holding AG, Ixora Holding AG and Biodor US Holding Corporation. Warburg, ABS and certain current and former employees of the Company provided the principal equity financing for these acquisitions by purchasing from the Company 1,012,984 shares of Common Stock at $.42 per share, 4,001 shares of Series A Convertible Preferred Stock at $100 per share and 178,166 shares of Series B Preferred Stock at $100 per share, representing a total investment of approximately $18.6 million. In addition, these investors received certain registration rights.

    In connection with their initial investment in the Company, Warburg and ABS received certain rights pursuant to a subscription and shareholder agreement, including rights with respect to the nomination and election of directors to the Company's Board of Directors. These rights were subsequently modified at the time of the initial public offering. Pursuant to such rights, Warburg has maintained two nominees to the Company's Board of Directors and ABS maintained two nominees to the Company's Board of Directors until July 1996 and one nominee from July 1996 until February 1997. In addition to their rights to nominate and elect directors, until terminated at the time of the initial public offering, Warburg and ABS were also beneficiaries of certain drag along, tag along, subscription and informational rights.

Transactions with Officers

    On January 4, 1993, Mr. Papadopoulos, the Company's Chairman of the Board, Chief Executive Officer and President, purchased 44,100 shares of Common Stock at $.42 per share and 4,377 shares of Series B Preferred Stock at $100 per share, in exchange for $4,000 and a $452,000 promissory note. The Company has granted Mr. Papadopoulos certain registration rights for such shares of Common Stock. This unsecured note bore interest at the rate of 8% per annum and matured on January 4, 1996. In accordance with the terms of the note, as a result of Mr. Papadopoulos' continued employment with the Company, one-third of the principal amount, together with accrued interest, was forgiven on each of the first three anniversaries of the note.

    Effective June 9, 1995, Richard B. Slansky, the former President and Chief Operating Officer of the Company, resigned to pursue other business opportunities. In connection therewith, the Company and Mr. Slansky entered into an agreement which provided for the payment to Mr. Slansky of six months severance pay and also provided for the sale by Mr. Slansky to the Company of 59,726 shares of Common Stock at a price of approximately $3.45 per share and 1,199 shares of Series B Preferred Stock at a price of $100 per share.

    On January 31, 1996, Mr. Matzilevich, the Company's Vice President, Market Development -- Niche Applications, purchased 28,390 shares of Common Stock at $3.38 per share from the Company in exchange for a $96,000 promissory note. The note bore interest at the rate of 5.65% per annum, matured on January 31, 1998, and was secured by such shares of Common Stock. The principal amount of the note was paid in full by Mr. Matzilevich and the accrued interest was forgiven by the Company in December 1997. The Company has granted Mr. Matzilevich certain registration rights for such shares of Common Stock.

    On May 27, 1997, the Company guaranteed a portion of certain indebtedness incurred by Mr. Papadopoulos relating to his exercise of stock options and the payment of taxes thereon. Such indebtedness is presently secured by shares of Common Stock owned by Mr. Papadopoulos. The maximum liability of the Company under such guarantee is $450,000, plus certain costs and expenses of the lender; however, based upon the principal balance of such indebtedness as of March 16, 1998, the Company's obligation under the guarantee would be limited to approximately $150,000. The guarantee also includes provisions subordinating any future indebtedness of Mr. Papadopoulos owed to the Company in favor of the guaranteed indebtedness.